

Glanbia Plc
Glanbia House
Kilkenny
Ireland

Telephone +353 **56 72200**
Facsimile +353 **56 72222**
www.glanbia.com


03024672

By DHL

SUPPL

14 July 2003

United States Securities and Exchange Commission,
Washington D.C. 20549
United States of America.


SEC MAIL PROCESSING
RECEIVED
JUL 16 2003
WASH., D.C. 188 SECTION

Issuer: Glanbia plc
File No. 82-4734

PROCESSED
JUL 22 2003
THOMSON
FINANCIAL

Dear Sirs,

Further to our last submission by letter dated 17 June 2003, I now enclose herewith the information required by Rule 12g3 2(b) for the period 18 June to 14 July 2003 2003.

I trust this meets with your requirements and I should be pleased to provide with any further information that you may require.

Yours faithfully,



John J Roche
Deputy Group Secretary



Encls.

Registered Office:
Glanbia House, Kilkenny, Ireland.
Registered in Dublin, Ireland.
Number 129933

FILE No.: 82-4734

GLANBIA plc

DOCUMENTS - IRISH AND LONDON STOCK EXCHANGES

PERIOD FROM 18 June 2003 to 14 July 2003

File No. 82/4734

Document	Effective Date	Entity requiring item
1. Announcement – Sale of UK fresh pork operations	7 July 2003	Stock Exchange
2. Announcement – New €170m USA cheese and whey products facility planned by Glanbia in Joint Venture with DFA and Select	9 July 2003	Stock Exchange

File No.: 82-8734

Document No.1

7 July 2003

Glanbia plc – sale of UK fresh pork operations

Glanbia plc ("Glanbia" or the "Group") today announces that it has sold its UK fresh pork operations, Glanbia Fresh Meats (UK) Limited ("Glanbia Fresh Meats"), to Flagship Foods Ltd.

Glanbia Fresh Meats is a supplier of fresh pork products to the UK retail sector and also supplies food manufacturers in the UK, Europe and the Far East. The business being sold has two facilities in Tipton and West Bromwich. Another smaller pig abattoir in Gainsborough, Lincolnshire owned and operated by Glanbia Fresh Meats (Drongan) Limited is not part of the transaction and the Group is putting forward a proposal to cease operations at this site.

At 5 July 2003, the net assets of the business being sold (including goodwill previously written off against reserves) were approximately £22.3 million (€32.3 million*). Glanbia expects the sale to result in an exceptional charge of £14.5 million (€21.0 million*) in the current financial year, arising from asset write-downs and the write back through the profit and loss account of goodwill previously written off against reserves.

John Moloney, Group Managing Director of Glanbia plc, commented:

"The exit from our UK fresh pork operations represents the continuation of the transformation of the Group into a focused international company with leading positions in all of its chosen markets. We now intend to continue the process of developing our strong international positions in cheese, nutritional ingredients and consumer foods with a nutritional emphasis".

* Exchange rate as of 4 July 2003 : €1.00 = Stg£0.69

- ends -

Enquiries to:

UK	**Hogarth Partnership**	**John Olsen** **Tom Leatherbarrow**	**020 7357 9477**
Ireland	**Murray Consultants**	**Jim Milton**	**00 353 1 4980300** **00 353 86 255 8400**

Contd./ 2

Notes to editors:

Glanbia plc

Glanbia is an international dairy, consumer foods and nutritional products company. With a growing reputation for innovation and advanced manufacturing processes, the Group is one of the world's leading cheese manufacturers and suppliers of dairy-based nutritional ingredients, as well as being a major European dairy processor. Listed on the London and Dublin Stock Exchanges, Glanbia has a market capitalisation of approximately £320 million (€464 million).

Flagship Foods

Flagship Foods Ltd, is one of the UK's leading meat processors. The company comprises Dalehead Foods Ltd, a leading supplier of pork and lamb to major supermarkets and pigmeat to manufacturers, and Roach Foods Ltd, which produces a wide range of bacon and cooked meat products for the retail and foodservice sector.

New $170m USA cheese and whey products facility planned by Glanbia in Joint Venture with DFA and Select

Glanbia plc announces that it is in advanced negotiations with Dairy Farmers of America, Inc. ("DFA") and Select Milk Producers Inc. ("Select") to build a $170m cheese and whey products production facility in the Western Texas / New Mexico region of the USA. This new plant will be 50% owned by Glanbia with the balance jointly owned by DFA and Select. The proposed project will be funded by way of $35 million of equity investment each by Glanbia and DFA/Select (total $70m) with the remainder directly financed by the Joint Venture entity.

If the project proceeds as planned, commissioning of the new facility is expected in the second half of 2005. Once fully operational, it is anticipated that the new facility will generate sales in the region of $340 million per annum and will employ approximately 200 staff. Glanbia will have full responsibility for operations and for sales and marketing of the product stream through its existing structures.

Once fully commissioned, the new facility will annually process over 1 billion litres of milk and produce 115,000 tonnes of cheese and 7,500 tonnes of high value added whey proteins. It is expected that the plant will also, over time, become the largest advanced whey processing facility in the Northern Hemisphere.

Commenting on the announcement, John Moloney, Group Managing Director, Glanbia plc, said, "This project will be a significant step forward in the implementation of Glanbia's growth strategy. It will position us as the number one producer of American type cheddar cheese in the USA and simultaneously build our global position as a supplier of advanced technology whey proteins to the nutritional sector. We are delighted to partner with DFA and Select on this project. These co-operatives have access to a growing, large scale milk pool in the West Texas / New Mexico region."

Gary Hanman, CEO of DFA added, "In conjunction with Select and other dairy farmers in the Greater Southwest Agency, we have a rapidly growing milk supply in that region of the country. We are pleased to have joined forces with an operating partner of Glanbia's calibre. We have a long-standing relationship with Glanbia, which has built a reputation in the USA for developing and

operating large scale, efficient facilities. We look forward to working closely with them to maximize market opportunities for the benefit of all our stakeholders".

Mike McCloskey, CEO of Select added, "As a co-op comprising large scale dairy producers in the Southwest region of the USA, we are looking forward to extending our relationship with DFA and joining with Glanbia in developing what will be one of the most modern and efficient facilities of its kind in the world. This is a major project which will greatly benefit all milk producers in the region."

ENDS

9 July 2003

Additional Information:

Glanbia plc is an international cheese, nutritional ingredients and consumer foods company with operations in the USA, Ireland and the UK. It is the largest dairy processor in Idaho, USA and is a global player in advanced technology dairy-based nutritional ingredients. Headquartered in Kilkenny, Ireland, the Group had sales in 2002 of €2.3 billion.

Dairy Farmers of America, Inc., headquartered in Kansas City, Missouri, is the largest dairy co-operative in the United States and the largest marketer of fluid milk in the world. During 2002, DFA marketed 21.7 billion litres of milk, constituting 28.2% of total US milk production. In addition the company operates 27 manufacturing plants that produce a wide range of dairy products. 2002 sales amounted to $6.4 billion.

Select Milk Producers Inc. was formed in 1994 by a group of large dairy producers in New Mexico. The majority of members are located in the New Mexico / West Texas region, which is the fastest growing milk producing region in the USA. The group supplies a range of America's leading food manufacturers with quality fluid milk, both natural and concentrated, for further processing. In 2002 Select sold 1.4 billion litres of milk with a value of $400 million.

Issued by: Corporate Communications, Glanbia plc.

Enquiries to:

Ireland: Jim Milton, Murray Consultants
Tel: +353-1- 4980300 (w), +353-86-2558400 (m)

UK: John Olsen / Tom Leatherbarrow, Hogarth PR
Tel: +44-207-6453959